Exhibit 99.5

Marcelo del Giudice
RPM Global
8° floor,330 St Antonio de Albuquerque
Belo Horizonte, MG - Brazil
Phone: +55 31 98478 2939
mgiudice@rpmglobal.com

I, Marcelo del Giudice am working as a Principal Metallurgist for RPM Global, of 8° floor,330 St Antonio de Albuquerque, Belo Horizonte, MG - Brazil. This certificate applies to the NI 43-101 Mineral Resources Technical Report on the Carangas Gold-Silver Project, Bolivia, prepared for New Pacific Metals Corp., dated effective as of 25 August 2023 (the “Technical Report”), do hereby certify that:

1. I am a Fellow Member of the Australasian Institute of Mining and Metallurgy (“FAusIMM”).

2. I am a professional metallurgist with an undergraduate degree of Bachelor of Science (Metallurgical Engineering) from the Minas Gerais Federal University in 2009. I obtained a Master of Science degree in Chemical Engineering in 2014 from the University of São Paulo.

3. I have been continuously and actively engaged in the mineral processing, project development, and operation of mineral projects since graduation from university.

4. I am a Qualified Person for the purposes of the National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

5. I have not visited the Carangas Gold-Silver Project site.

6. I am author of this report and responsible for section 13 and parts of 1 and 26.

7. I have had no prior involvement with the properties that are the subject of the Technical Report.

8. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading as of the effective date of the report, 25 August 2023.

9. I am independent of New Pacific Metals Corp. in accordance with the application of Section 1.5 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website and accessible by the public, of the Technical Report.

Dated at Brazil, 25 August 2023

“Marcelo del Giudice”

“Marcelo del Giudice” (QP)

| ADV-TO-00079 | Carangas Silver- Gold Project - Department of Oruro, Bolivia - NI 43-101 Mineral Resource Estimate Technical Report | August 2023 |	| Page iii of vi |

This report has been prepared for New Pacific Matals Corporation and must be read in its entirety and is subject to all assumptions, limitations and disclaimers contained in Appendix B of the report. © RPM Global Limited 2023